

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

<u>Via U.S. Mail</u>
Mr. Jason F. Griffith
Chief Executive Officer
Amerigo Energy, Inc.
2580 Anthem Village Drive
Henderson, NV 89052

> **Re: Amerigo Energy, Inc.**
> **Item 4.01 Form 8-K Filed March 18, 2011**
> **Item 4.01 Form 8-K/A Filed March 29, 2011**
> **Item 4.02 Form 8-K Filed March 29, 2011**
> **File No. 000-09047**

Dear Mr. Griffith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K/A Filed March 29, 2011

1.   Please obtain and file a letter from your former independent accountant stating whether they agree with your Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-K.

Item 4.02 Form 8-K Filed March 29, 2011

2.   You disclose that you determined it is necessary to restate your financial statements for the fiscal year ended December 31, 2009 to correct a valuation error in recording certain assets acquired in 2008. Please tell us why you do not believe that it is necessary to restate your financial statements for the fiscal year ended December 31, 2008 along with your 2009 and 2010 quarterly financial statements.

3.   We note that you intend to file your restated financial statements for the fiscal year ended December 31, 2009 with your 2010 annual report. Please amend your filing to disclose the date you intend to file the restated financial statements.

4.   Please tell us how your certifying officers have considered the effect of the material error you have identified on the adequacy of your disclosure controls and procedures and internal controls over financial reporting as of the end of the periods covered by the financial statements that you intend to restate and as of the end of your current fiscal year.

5.   We note you filed an Item 4.02 Form 8-K on March 29, 2011 for an event which occurred on March 21, 2011. The filing requirements for Item 4.02 are within four business days after the occurrence of a triggering event. Please ensure that future filings comply with this filing requirement. Refer to the guidance at Release 33-8400, which may be found at http://www.sec.gov/rules/final/33-8400.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief